HUGE LEGAL TECHNOLOGY COMPANY, INC.

(a Delaware corporation)

Unaudited Financial Statements for the Period

from October 26, 2017 (Inception) to December 31, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 7, 2019

To: Board of Directors, Huge Legal Technology Company, Inc.
       Attn: Cody Barbo

Re: 2017 (inception) Financial Statement Review
       Huge Legal Technology Company, Inc.

We have reviewed the accompanying financial statements of Huge Legal Technology Company, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017, and the related statements of income, shareholders' equity and cash flows for the inception period of October 26, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

HUGE LEGAL TECHNOLOGY COMPANY, INC.
BALANCE SHEET
As of December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	124,810
Total Current Assets		124,810
Other Assets		
None		0
TOTAL ASSETS	$	124,810

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current Liabilities:		
Accrued expenses	$	298
Accrued interest		464
Total Current Liabilities		762
Long-term Liabilities		
Convertible notes		165,000
Total Long-term Liabilities		165,000
TOTAL LIABILITIES		165,762
Stockholders' Equity:		
Common Stock, 1,000,000 shares authorized and 675,000 shares issued as of December 31, 2017		68
Additional paid-in-capital		0
Retained Earnings		(41,020)
Total Stockholders' Equity		(40,952)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	124,810


HUGE LEGAL TECHNOLOGY COMPANY, INC.
STATEMENT OF OPERATIONS
For the Period from October 26, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		21,556
Technology		19,000
Total Operating Expenses		40,556
Operating Income		(40,556)
Interest Income (Expense)		(464)
Pretax Income (Loss)		(41,020)
Provision for Income Taxes		0
Net Income (Loss)	$	(41,020)

HUGE LEGAL TECHNOLOGY COMPANY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from October 26, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Units		Additional Paid-in-capital	Retained Earnings	Total Stockholders' Equity (Deficit)
	Number of Units	Amount			
Balance as of Inception (October 27, 2017)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	675,000	68	0	0	68
Net Income	0	0	0	(41,020)	(41,020)
Balance as of December 31, 2017	675,000	$ 68	$ 0	$ (41,020)	$ (40,952)

HUGE LEGAL TECHNOLOGY COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Period from October 26, 2017 (Inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash Flows From Operating Activities

Net Income	$	(41,020)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable		0
Increase (decrease) in accrued expenses		298
Increase (decrease) in accrued interest		464
Net Cash Used In Operating Activities		(40,258)

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Issuance of common stock		68
Issuance of convertible notes		165,000
Net Cash Provided By Financing Activities		165,068

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	124,810

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

HUGE LEGAL TECHNOLOGY COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Huge Legal Technology Company, Inc. (which may be referred to as the "Company," "we," "us," or "our") offers an online platform to process trust and estate documents.

The Company incorporated on October 26, 2017 in the State of Delaware. The Company is headquartered in San Diego, California.

Since Inception, the Company has relied on securing convertible promissory notes to fund its operations. As of December 31, 2017, the Company had not yet achieved profitable operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from convertible notes, a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, or changes in consumer behavior. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had $124,810 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. The Company believes that its accounts receivable credit risk exposure is limited because customers pay for the Company's products and services with a credit card where collection from the merchant processors is reasonably assured. Thusly, as of December 31, 2017, the Company had $0 of outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as a C Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after

December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed a corporate income tax return for 2017. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
On September 14, 2018, Andrew Kuchera filed a lawsuit against the Company in a Texas state court located in Travis County, Texas alleging breach of contract, conversion and quantum meruit and seeking damages and specific performance with respect to the issuance of capital stock in the Company. The Company believes the lawsuit is without merit. The parties have notified the Court that they have reached a settlement agreement in principle and that with respect to such matter definitive agreements are in the process of being negotiated.

NOTE 5 – LONG-TERM DEBT

Long-term debt consists of:

	December 31, 2017
4% convertible note payable	$ 165,000
Total long-term debt	165,000
Less current maturities	0
Long-term debt, less current maturities	$ 165,000

Between November and December 2017, the Company issued $165,000 of convertible notes (the "Notes"). The Notes will mature and become due and payable no earlier than March 2020 (the "Maturity Date") and bear simple interest at a rate of 4 percent per annum, payable upon the earlier to occur of (i) conversion of the Notes or (ii) the Maturity Date. The Notes are automatically convertible into equity on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80 percent of the price per share received by the Company in a Qualified Financing or the price per share equal to the quotient of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to a Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

NOTE 6 – STOCKHOLDERS' EQUITY

Issuance of Common Stock
In 2017, the Company has authorized 1,000,000 shares of common stock. The company issued 675,000 shares common stock to the two owners of the Company at a purchase price of $0.0001 per share of common stock.

Equity Incentive Plan
As of December 31, 2017, the Company has 171,000 shares of common stock available for issuance under the Stock Incentive Plan. The company has issued no options to purchase shares of common stock as of December 31, 2017. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the fair market value of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the option agreement.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs ("Simple Agreement for Future Equity") for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6 percent commission fee and 2 percent of the securities issued in this offering.

Additional Issuance of Common Stock
In January 2018, the Company issued 54,000 shares of common stock in exchange for $20,000 as part of the Company's participation in a technology accelerator. The Company now has 729,000 shares of common stock issued and outstanding.

Additional Convertible Notes
In 2018, the Company raised an additional $1,790,000 by issuing convertible promissory notes. These notes have various terms but generally allow for the conversion of the promissory note into equity at set terms.

Litigation
As discussed in Note 4, on September 14, 2018, Andrew Kuchera filed a lawsuit against the Company in a Texas state court located in Travis County, Texas alleging breach of contract, conversion and quantum meruit and seeking damages and specific performance with respect to the issuance of capital stock in the Company. The Company believes the lawsuit is without merit. The parties have notified the Court that they have reached a settlement agreement in principle and that with respect to such matter definitive agreements are in the process of being negotiated.

Management's Evaluation
Management has evaluated subsequent events through January 7, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.